Exhibit 3.2.1

2012 AMENDMENTS OF THE BYLAWS OF

THERAPEUTIC SOLUTIONS INTERNATIONAL, INC.

1.

 On August 22, 2012, the following resolution was adopted by the Board of Directors of Therapeutic Solutions International, Inc.:

“RESOLVED, that Article III, Section 2 of the Bylaws is amended to read in full as follows:  ‘The number of Directors of the corporation shall be three.  Each director shall hold office until the next annual meeting of shareholders and until the Director’s successor shall have been elected.’”

2.

 On August 24, 2012, the following resolution was adopted by the Board of Directors of Therapeutic Solutions International, Inc.:

“Article II, Section 10 of TSOI’s Bylaws is amended to allow the following matter (but not any other matter or at any other time, even if analogous to the following matter) to be acted upon by TSOI’s stockholders by way of nonunanimous majority written consent action:  approval of the Master Dispute Resolution Agreement (dated of even date herewith among the Company, Boyd Research, Inc., TMD Courses, Inc., James P. Boyd, Timothy G. Dixon and Gerry B. Berg) and the License Agreement (dated of even date herewith among the Company, Boyd Research, Inc. and TMD Courses, Inc.) and all of the transactions contemplated thereby.”

3.

 On September 26, 2012, the following resolution was adopted by the Board of Directors of Therapeutic Solutions International, Inc.:

“RESOLVED FURTHER, that the Board hereby amends Article II, Section 10 of the Company’s Bylaws to allow the proposal to approve the Amendment [a particular proposed amendment of Article 4 of the Articles of Incorporation of Therapeutic Solutions International, Inc.] (but not any other matter, even if analogous to the proposal to approve the Amendment) to be acted upon by the Company’s shareholders by way of nonunanimous majority written consent action.”